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SEC FILE NUMBER
8-38183

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOEL ROY MARCINIAK d/b/a JOMAR SERVICES

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 22 2005 WASH. D.C. 152 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10555 U.S. 23 SOUTH
(No. and Street)

OSSINEKE (City) MI (State) 49766 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL ROY MARCINIAK (989)471-5258
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STRALEY, ILSLEY & LAMP P.C.
(Name — *if individual, state last, first, middle name*)

P.O. BOX 738 ALPENA MI 7
(Address) (City) (State) Zip Code)

PROCESSED MAR 11 2005 THOMSON FINANCIAL

PROCESSED MAR 11 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOEL ROY MARCINIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOMAR SERVICES, as of DECEMBER 31, 19X 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PATTI R. TEWS
NOTARY PUBLIC ALPENA CO., MI
MY COMMISSION EXPIRES May 10, 2006

Patti R. Tews
Notary Public

Joel Roy Marciniak
Signature

BROKER/DEALER
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Statement regarding Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

Financial Statements For The Years
Ended December 31, 2004 and 2003

STRALEY, ILSLEY & LAMP P.C.

CONTENTS

STRALEY, ILSLEY & LAMP P.C.

Certified Public Accountants

2106 U.S. 23 SOUTH, P.O. BOX 738
ALPENA, MICHIGAN 49707
TELEPHONE (989) 356-4531
FACSIMILE (989) 356-0494

TAX, AUDIT AND BUSINESS CONSULTANTS

PHILIP T. STRALEY, C.P.A.
ROBERT D. ILSLEY, C.P.A.
BERNARD R. LAMP, C.P.A.
MARK L. SANDULA, C.P.A.
TERRENCE D. YULE, C.P.A.
JAMES E. KRAENZLEIN, C.P.A., C.V.A.
SHANNA M. JOHNSON, C.P.A.
DONALD C. LEVREN

RETIRED
GORDON A. NETHERCUT, C.P.A.
CARL F. REITZ, C.P.A.
WARREN W. YOUNG, C.P.A.

INDEPENDENT AUDITORS' REPORT

Mr. Joel Roy Marciniak
d/b/a JOMAR Services
Ossineke, Michigan

We have audited the accompanying statement of financial condition of **Joel Roy Marciniak, d/b/a JOMAR Services**, as of December 31, 2004 and 2003, and the related statements of income, changes in sole proprietor's equity, and cash flows, for the periods then ended. These financial statements are the responsibility of the owner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Joel Roy Marciniak, d/b/a JOMAR Services**, as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the periods then ended in conformity with U.S. generally accepted accounting principles.

Straley, Ilsley & Lamp P.C.

January 22, 2005

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

STATEMENT OF FINANCIAL CONDITION

	December 31	
	2004	2003
ASSETS		
CURRENT ASSETS		
Cash		
Regular account	**$ 475.70**	$ 399.31
Certificate of deposit	**9,115.33**	9,024.54
Total cash	**9,591.03**	9,423.85
Commissions receivable	**79.83**	336.88
Total current assets	**9,670.86**	9,760.73
FIXED ASSETS		
Furniture and equipment (net of accumulated depreciation of $4,873.84)	**-**	-
Total fixed assets	**-**	-
	$ 9,670.86	$ 9,760.73
LIABILITIES AND OWNER'S EQUITY		
LIABILITIES		
Accrued expenses	**$ 1,374.00**	$ 852.00
OWNER'S EQUITY		
Equity of Joel Roy Marciniak	**8,296.86**	8,908.73
	$ 9,670.86	$ 9,760.73

See notes to financial statements.

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

STATEMENT OF CHANGES IN SOLE PROPRIETOR'S EQUITY

OWNER'S EQUITY - December 31, 2002	$ 17,230.23
Owner's contributions for the year ended December 31, 2003	0
Net income for the year ended December 31, 2003	61,079.50
Owner's withdrawals for the year ended December 31, 2003	(69,401.00)
OWNER'S EQUITY - December 31, 2003	8,908.73
Owner's contributions for the year ended December 31, 2004	0
Net income for the year ended December 31, 2004	115,199.13
Owner's withdrawals for the year ended December 31, 2004	(115,811.00)
OWNER'S EQUITY - December 31, 2004	$ 8,296.86

See notes to financial statements.

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

STATEMENT OF INCOME

	Year Ended December 31	
	2004	2003
NET COMMISSION INCOME	**$ 151,609.05**	$ 83,052.58
OPERATING EXPENSES		
Accounting and legal	**1,000.00**	900.00
Advertising	**3,013.02**	2,550.02
Bank service charges	**110.00**	153.12
Broker fees	**3,939.76**	3,194.69
Dues and publications	**590.00**	537.00
Employee costs	**1,952.43**	1,108.50
Office expense	**264.24**	69.25
Postage	**1,332.00**	1,126.57
Contributions	**50.00**	130.00
Rent	**24,100.00**	12,300.00
Taxes, licenses and bonds	**149.26**	94.84
Total operating expenses	**36,500.71**	22,163.99
Operating income	**115,108.34**	60,888.59
Interest income	**90.79**	190.91
NET INCOME	**$ 115,199.13**	$ 61,079.50

See notes to financial statements.

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

STATEMENT OF CASH FLOWS

	Year Ended December 31	
	2004	2003
OPERATING ACTIVITIES		
Net income	**$ 115,199.13**	$ 61,079.50
Adjustments to reconcile net income to net cash provided by operating activities		
Change in commissions receivable	**257.05**	4,749.04
Change in accrued expenses	**522.00**	852.00
Net cash provided by operating activities	**115,978.18**	66,680.54
FINANCING ACTIVITIES		
Owner's withdrawals	**(115,811.00)**	(69,401.00)
NET CHANGE IN CASH	**167.18**	(2,720.46)
CASH - beginning of year	**9,423.85**	12,144.31
CASH - end of year	**$ 9,591.03**	$ 9,423.85

See notes to financial statements.

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1. FINANCIAL ENTITY

The financial statements include the assets, liabilities, equity, and transactions of Joel Roy Marciniak, d/b/a JOMAR Services, a registered broker-dealer and accordingly do not refer to personal or any other financial information which may be pertinent to Joel Roy Marciniak.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting. Fixed assets are recorded at cost if purchased or estimated fair market value if contributed by the owner. Depreciation is recorded on the straight-line method over a 10 year life.

NOTE 3. INCOME TAXES

Income taxes have not been recorded on the statement of income since the owner is responsible for such taxes on a personal level.

NOTE 4. RELATED PARTY TRANSACTIONS

Office space is shared with another business owned by Joel Roy Marciniak on a month to month basis. Rent expense was $24,100.00 and $12,300.00 for 2004 and 2003, respectively.

Similarly, wages and payroll taxes for a shared employee are reimbursed to a related business and amounted to $2,101.69 and $1,203.34 for 2004 and 2003, respectively.

NOTE 5. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 6. ADVERTISING

Advertising expenses are charged against income as incurred. Advertising expenses were $3,013.02 and $2,550.02 for 2004 and 2003, respectively.

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

COMPUTATION OF NET CAPITAL

	December 31	
	2004	2003
Total owner's equity from Statement of Financial Condition	**$ 8,296.86**	$ 8,908.73
Nonallowable Assets		
Net furniture and equipment	**-**	-
Potential for penalty for early withdrawal on certificate of deposit	**(34.47)**	(34.47)
Net capital	**$ 8,262.39**	$ 8,874.26

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	December 31	
	2004	2003
Minimum net capital requirement	**$ 5,000.00**	$ 5,000.00
Net capital - Schedule 1	**8,262.39**	8,874.26
Excess net capital	**$ 3,262.39**	$ 3,874.26

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

RECONCILIATION OF COMPUTATION OF NET CAPITAL

	December 31	
	2004	2003
Net capital as reported on Focus Report - Part IIA, Computation of Net Capital	**$ 8,263.00**	$ 8,875.00
Rounding	**(.61)**	(.74)
Net capital - Schedule 1	**$ 8,262.39**	$ 8,874.26

SCHEDULE 3

STRALEY, ILSLEY & LAMP P.C.

2106 U.S. 23 SOUTH, P.O. BOX 738
ALPENA, MICHIGAN 49707
TELEPHONE (989) 356-4531
FACSIMILE (989) 356-0494

Certified Public Accountants

TAX, AUDIT AND BUSINESS CONSULTANTS

PHILIP T. STRALEY, C.P.A.
ROBERT D. ILSLEY, C.P.A.
BERNARD R. LAMP, C.P.A.
MARK L. SANDULA, C.P.A.
TERRENCE D. YULE, C.P.A.
JAMES E. KRAENZLEIN, C.P.A., C.V.A.
SHANNA M. JOHNSON, C.P.A.
DONALD C. LEVREN

RETIRED
GORDON A. NETHERCUT, C.P.A.
CARL F. REITZ, C.P.A.
WARREN W. YOUNG, C.P.A.

Mr. Joel Roy Marciniak
d/b/a JOMAR Services
Ossineke, Michigan

In conjunction with our Independent Auditors' Report dated January 22, 2005, concerning our audit of your December 31, 2004 and 2003 Financial Statements, it is our opinion that the income reported on the Financial Statements is consistent with your claim for exclusion from membership in the Securities Investor Protection Corporation as filed on Form SIPC-3 dated January 3, 2005.

Straley, Ilsley & Lamp P.C.

January 22, 2005

Certified Public Accountants

STRALEY, ILSLEY & LAMP P.C.
2106 U.S. 23 SOUTH, P.O. BOX 738
ALPENA, MICHIGAN 49707
TELEPHONE (989) 356-4531
FACSIMILE (989) 356-0494

PHILIP T. STRALEY, C.P.A.
ROBERT D. ILSLEY, C.P.A.
BERNARD R. LAMP, C.P.A.
MARK L. SANDULA, C.P.A.
TERRENCE D. YULE, C.P.A.
JAMES E. KRAENZLEIN, C.P.A., C.V.A.
SHANNA M. JOHNSON, C.P.A.
DONALD C. LEVREN

TAX, AUDIT AND BUSINESS CONSULTANTS

RETIRED
GORDON A. NETHERCUT, C.P.A.
CARL F. REITZ, C.P.A.
WARREN W. YOUNG, C.P.A.

Mr. Joel Marciniak
d/b/a JOMAR Services
Ossineke, Michigan

We have conducted an audit of your Financial Statements for December 31, 2004 and 2003, and reported the results of that audit in our Independent Auditors' Report dated January 22, 2005. Concurrent with the performance of the audit, we examined the accounting system in regards to any material inadequacies which may have existed. No material inadequacies were found.

Straley, Ilsley & Lamp P.C.

January 22, 2005

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

STATEMENT REGARDING RULE 15c3-3

The firm is exempt from SEC Rule 15c3-3 pursuant to Subsection K2i.